UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENCO SHIPPING & TRADING LIMITED
(Exact name of registrant as specified in its charter)

The Republic of the Marshall Islands (Jurisdiction of Incorporation or Organization)	98-0439758 (I.R.S. Employer Identification No.)

299 Park Avenue, 12th Floor New York, New York (Address of Principal Executive Offices)	10171 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered

On October 1, 2025, Genco Shipping & Trading Limited (the “Company”) entered into a Rights Agreement (the “Rights Agreement”) with Computershare Inc. as rights agent. In connection therewith, the Board of Directors of the Company (the “Board”) declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of the Company’s common stock, par value US$0.01 per share (the “Common Stock”). The dividend is payable on October 13, 2025 to shareholders of record as of the close of business on such date (the “Record Date”). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined below).

The Rights Agreement is similar to plans adopted by other public companies and is intended to enable all Company shareholders to realize the long-term value of their investment. It is designed to reduce the likelihood that any entity, person, or group would gain control of or significant influence over the Company through open-market accumulation or other tactics potentially disadvantaging the interests of all shareholders, without paying all shareholders an appropriate control premium. The Rights Agreement will provide the Board sufficient time to fulfill its fiduciary duties on behalf of all shareholders, and it does not prevent the Board from considering any proposal. The Rights Agreement is not intended to deter offers that are fair and otherwise in the best interest of the Company’s shareholders.

The following is a general description of the terms of the Rights, the Preferred Shares (as defined below) and the Rights Agreement. This description is qualified in its entirety by the full text of the Statement of Designations of the Preferred Shares and the Rights Agreement, which are included as Exhibits 3.1 and 4.1, respectively, to this Form 8-A and incorporated herein by reference.

The Rights. The Board authorized the issuance of one Right with respect to each share of Common Stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights will accompany any new shares of Common Stock issued after the Record Date until the earlier of the Distribution Date, the redemption date or the expiration date of the Rights, as described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series B Preferred Stock, par value US$.01 per share (“Preferred Shares”), for US$107.00, subject to adjustment under certain conditions (the “Purchase Price”), once the Rights become exercisable.

Exercisability. The Rights will not be exercisable until:

•	10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the outstanding Common Stock, or, if earlier;

•
10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group Commences (as defined in the Rights Agreement) a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, the Company’s Common Stock certificates or, in the case of uncertificated shares, notations in the book-entry account system, will evidence the Rights. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or book-entry shares will also constitute the transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Common Stock and be evidenced by Right certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person will be void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•
Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, upon exercise of a Right, purchase for the Purchase Price shares of Common Stock with a market value of two times the Purchase Price, based on the market price of the Common Stock prior to such acquisition. If the Company does not have a sufficient number of shares of Common Stock available, the Company may under certain circumstances substitute Preferred Shares or other securities or property for the Common Stock into which the Rights would have otherwise been exercisable.

•
 Flip Over. If the Company is acquired in a merger or similar transaction after an Acquiring Person becomes such, all holders of Rights except the Acquiring Person or any associate or affiliate thereof may, upon exercise of a Right, purchase for the Purchase Price shares of the acquiring company with a market value of two times the Purchase Price, based on the market price of the acquiring company’s stock prior to such transaction.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle the holder to quarterly dividend payments equal to the dividend paid on one share of Common Stock.

•	will have one vote and vote together with the Common Stock, except as required by law.

•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a payment equal to the payment made on one share of Common Stock.

 The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of Common Stock.

Expiration. The Rights will expire at 5:00 P.M., New York City time on September 30, 2026 (the “Expiration Date”), unless such date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Board as described below.

Redemption. The Board may redeem the Rights for US$.001 per Right at any time before the earlier of the Expiration Date and the first date of public announcement that any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of US$.001 per Right. The redemption price will be adjusted in the event of a stock split or stock dividends of the Common Stock.

Qualifying Offers. In the event the Company receives a Qualifying Offer (as defined in the Rights Agreement) and the Board does not redeem the outstanding Rights, exempt such Qualifying Offer from the terms of the Rights Agreement or call a special meeting of the shareholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 days of the Commencement of the Qualifying Offer (the “Board Evaluation Period”), the record holders of 10% or more of the outstanding shares of Common Stock may submit a written demand directing the Board to propose a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within 90 days following the last day of the Board Evaluation Period (the “Special Meeting Period”). The Board must take the necessary actions to cause such resolution to be submitted to a vote of the shareholders at a special meeting within the Special Meeting Period; provided, however, the Board may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Board’s fiduciary duties.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security or other property for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Purchase Price, the number of Preferred Shares issuable and the number of outstanding Rights are subject to adjustment from time to time as set forth in the Rights Agreement to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock. No adjustments to the Purchase Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights except that after a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board has the ability to amend the Rights Agreement in any manner, or redeem the Rights at US$.001 per Right, prior to the time a person or group becomes an Acquiring Person.

Item 2.	Exhibits

Exhibit	Description

3.1	Statement of Designations of Series B Preferred Stock of Genco Shipping & Trading Limited.(1)

4.1	Rights Agreement dated as of October 1, 2025 between Genco Shipping & Trading Limited. and Computershare Inc., as Rights Agent (including the form of Statement of Designations of Series B Preferred Stock attached thereto as Exhibit A, the form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C) (1)

(1)	Incorporated by reference to the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2025.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GENCO SHIPPING & TRADING LIMITED

By:	/s/ John C. Wobensmith
	Name:	John C. Wobensmith
	Title:	Chief Executive Officer and President

	Date:	October 1, 2025